FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

Quarterly Report for the Period Ending
September 30, 2004 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Quarterly Report for the period ended September 30, 2004 of Quebecor Media Inc.

QUEBECOR MEDIA INC. — THIRD QUARTER 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the third quarter of 2004 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the financial year ended December 31, 2003.

Quebecor Media Inc. (“Quebecor Media” or “the Company”) is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

OVERVIEW OF THIRD QUARTER 2004

In the third quarter of 2004, the Company recorded revenues of $589.9 million, an increase of $48.1 million (8.9%) compared with the same period of 2003. Operating income amounted to $169.7 million, a $35.2 million (26.2%) increase.

In the third quarter of 2004, the Cable Television segment increased its revenues by $19.0 million (9.4%) and its operating income by $24.0 million (36.5%) from the third quarter of 2003. The strong increase in the segment’s operating income was due primarily to customer base growth, as well as higher operating margins for the Internet access and digital cable television services as a result of higher rates, the settlement of disputes and lower rates on programming royalties, as well as reduced losses on equipment sales.

The customer base for cable Internet access and for illico™ digital cable television services increased by 29,000 and 20,000 to 476,000 and 307,000 respectively at the end of the quarter.

Vidéotron ltée (“Vidéotron”) added 21,000 cable television customers during the quarter, including 1,000 customers for analog service. It was the best quarterly performance for cable television services in four years. The 29,000 increase in customers for the cable Internet access service was the best performance in three years.

The Cable Television segment generated operating margins of 40.5% for the third quarter of 2004, compared with 32.5% in the same period of 2003. Net monthly average revenue per user (“ARPU”) rose 6.4% from $43.93 in the third quarter of 2003 to $46.76.

On July 29, 2004, Vidéotron and Videotron Telecom Ltd. (“Videotron Telecom”) announced plans to launch a Voice over IP (VoIP) residential telephone service in Québec in the first half of 2005.

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Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) increased its revenues by $2.2 million (21.9%), primarily as a result of the favourable impact of the acquisition of virtually all the assets of Jumbo Entertainment Inc. (“Jumbo Entertainment”), which closed on July 9, 2004. Jumbo Entertainment operates a cross-Canada chain of 105 video and games rental and retail stores.

In the Newspapers segment, Sun Media Corporation increased its revenues by $8.0 million (4.0%), mainly as a result of the favourable impact of the acquisition of the assets of Annex Publishing & Printing Inc. (“Annex Publishing & Printing”) in November 2003 and higher advertising revenues for the metropolitan dailies (2.2%). Operating income rose a modest $0.6 million, despite an unfavourable variance of $1.8 million in the operating losses of the free dailies 24 heures Montréal Métropolitain™ in Montréal and 24 Hours™ in Toronto. The launch of the Toronto paper and the introduction of a new concept for the Montréal paper accounted for the unfavourable variance between the third quarter of 2004 and the same quarter of 2003. However, the results of the two new free dailies showed continued improvement in the third quarter of 2004 in comparison with the second quarter, with an 11.0% increase in revenues and a 21.2% decrease in operating losses in comparison with the second quarter of 2004.

In the Broadcasting segment, third quarter 2004 revenues increased by $4.1 million (6.1%) and operating income by $1.2 million (10.3%) from the same period of 2003. Distribution, publishing and broadcasting operations all posted improved operating results compared with the same quarter of 2003.

On August 20, 2004, TVA Group Inc. (“TVA Group”) and Sun Media Corporation announced they had entered into a definitive agreement with CHUM Limited (“CHUM”) to acquire the new Toronto television station Toronto 1, which CHUM is buying from Craig Media Inc. (“Craig Media”). Closing of the $46.0 million transaction was subject to certain conditions, including the granting of all regulatory approvals and the closing of the transaction between CHUM and Craig Media. In November 2004, the Canadian Radio-Television and Telecommunications Commission (“CRTC”) approved the acquisition of Toronto 1 by TVA Group Inc. and Sun Media Corporation. Following this approval, closing of the transaction is expected to be finalized in December 2004 shortly upon completion of the acquistion of Craig Media by CHUM, which acquisition was also approved by the CRTC in November 2004. The transaction will give Quebecor Media a strategic foothold in Toronto, Canada’s largest television market and the fifth-largest advertising market in North America.

The Leisure and Entertainment segment increased its revenues by $11.9 million (23.9%) and its operating income by $5.7 million (118.8%), mainly as a result of the acquisition in 2003 of the 50% interest in CEC Publishing Inc. (“CEC Publishing”) that Quebecor Media did not already hold, the strong performance of the Books segment as a whole and of Archambault Group Inc. (“Archambault Group”).

The revenues of Videotron Telecom rose $3.3 million (18.1%) and its operating income increased $1.8 million (75.0%), primarily because of outsourcing services rendered to Quebecor World Inc. (“Quebecor World”) since the beginning of July 2004. That project involves for Videotron Telecom, among other things, hosting and managing a data processing centre.

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Once again, the Nurun Inc. (“Nurun”) subsidiary in the Web Integration/Technology segment and the Netgraphe Inc. (“Netgraphe”) subsidiary in the Internet/Portals segment both improved their results in terms of revenues and operating income. Both segments more than doubled their operating income in the quarter.

On May 25, 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share. At the expiry of the offers which was extended to July 30, 2004, 46.3% of the Multiple Voting Shares and 62.4% of the Subordinate Voting Shares outstanding and not held by Quebecor Media and its subsidiaries had been tendered. Considering the number of shares tendered and taken up under the offers, Quebecor Media confirmed that it would proceed with a going private transaction by way of amalgamation. On September 15, 2004, Netgraphe’s shareholders approved its amalgamation with the wholly owned subsidiary of Quebecor Media created for the purpose. Effective with the amalgamation and certain related transactions, Quebecor Media, through its affiliates, became the owner of all outstanding Common Shares of the company resulting from the amalgamation. As a result, Netgraphe became a private company and its shares were delisted from the Toronto Stock Exchange.

ACCOUNTING CHANGES

In the fourth quarter of 2003, the Company revised its accounting for equipment sales to customers and for hook-up costs. Until the end of the third quarter, the cost of subsidies granted to customers on equipment sold and the cost of reconnecting customers were capitalized and amortized over three or four years on a straight-line basis. The Company changed its accounting policies in order to expense, as incurred, the costs of customers’ subsidies and reconnection costs.

Applied retroactively, this change had the effect of increasing revenues by $5.2 million and reducing operating income and net income by $12.7 million and $5.0 million respectively in the third quarter of 2003. For the first nine months of 2003, the change had the effect of increasing revenues by $13.0 million and decreasing operating income and net income by $28.4 million and $9.0 million respectively. Note 2 (a) to the Company’s consolidated financial statements describes the change in greater detail.

SUBSEQUENT EVENTS

On November 19, 2004, Vidéotron, Cable Televison segment, announced that it has successfully closed its private offering of US$315.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and amended the terms of its credit facilities. The new notes form a single series with Vidéotron’s existing US$335.0 million aggregate principal amount of 6 7/8% Senior Notes, except that they remain subject to certain transfer restrictions. The new notes were sold at a 5% premium to their face amount. This resulted in gross proceeds of approximately US$331.0 million (or approximately $397.0 million) before accrued interest, and an effective interest rate of 6.15%.

The net proceeds from the sale of the notes were used to repay in full Vidéotron’s term loan of approximately $318.1 million under its bank credit facilities and to declare and pay a dividend of $54.6 million to Quebecor Media, Vidéotron’s parent company. The remainder of such net proceeds will be used for other general corporate purposes. Concurrently with this offering, Vidéotron has also amended the terms of its credit facilities to increase from $100.0 million to $450.0 million its revolving credit facility to increase its capacity to make future distributions to Quebecor Media and to extend maturity to 2009.

OPERATING RESULTS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses, of shares of a subsidiary and of a portfolio investment, net gain (loss) on debt refinancing and on the purchase of preferred shares of a subsidiary, and income taxes. Non-controlling interest and the results of discontinued operations are not considered in the computation of operating income.

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Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

Following business sales made by the Newspapers and Web Integration/Technology segments in 2003 and 2004, the operating results and cash flows of the two segments for prior periods of 2003 and 2004 have been reorganized, in accordance with the recommendations in Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”), in order to present the operating results and cash flows of the divested businesses as separate line items for discontinued operations on the income and cash flow statements.

2004:2003 THIRD QUARTER COMPARISON

The Company’s revenues totalled $589.9 million in the third quarter of 2004, compared with $541.8 million in the same quarter of 2003, an increase of $48.1 million (8.9%). Revenues rose in all segments without exception. The Cable segment increased its revenues by $19.0 million (9.4%), primarily as a result of strong performances by the Internet access and illico™ digital cable television services. Revenues rose by $11.9 million (23.9%) in the Leisure and Entertainment segment, $8.0 million (4.0%) in the Newspapers segment, $4.1 million (6.1%) in the Broadcasting segment, $3.3 million (18.1%) in the Business Telecommunications segment, $2.4 million (24.5%) in the Web Integration/Technology segment, and $1.6 million (25.0%) in the Internet/Portals segment.

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The Company generated operating income in the amount of $169.7 million, compared with $134.5 million in the third quarter of 2003, a substantial increase of $35.2 million (26.2%). All segments of the Company without exception contributed to the improvement in profitability, led by the Cable segment with a $24.0 million (36.5%) leap in operating income, which was driven by the higher profitability of the Internet access and illico™ digital cable television services, as well as adjustments of $3.7 million to royalty fees. Operating income increases were also reported by the Leisure and Entertainment ($5.7 million), Business Telecommunications ($1.8 million), Broadcasting ($1.2 million), Internet/Portals ($0.7 million), Newspapers ($0.6 million) and Web Integration/Technology ($0.2 million) segments.

The Company recorded net income of $26.9 million in the third quarter of 2004, compared with a $2.2 million loss in the same quarter of 2003. The positive variance of $29.1 million was due to the higher operating income and an $11.6 million decrease in financial expenses, which were partially offset by an unfavourable variance of $15.4 million in income tax charges and a $2.1 million increase in the reserve for restructuring.

Amortization charges were essentially unchanged at $53.8 million in the third quarter of 2004, compared with $54.6 million in the same period of 2003.

Financial expenses decreased by $11.6 million to $64.7 million, compared with $76.3 million in the third quarter of 2003. The reduction was mainly due to recognition of a $7.0 million gain on a financial instrument that was no longer effective, and a $2.1 million foreign exchange gain on the unhedged portion of the long-term debt, compared with a foreign exchange loss of $0.2 million in the same period of 2003. As well, the $4.9 million increase in the value of the additional amount payable in respect to the purchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom was less than the $6.0 million interest on those Preferred Shares recorded in the third quarter of 2003.

The income tax expense showed a negative variance of $15.4 million in the quarter, due mainly to the increase in taxable income and the recognition in 2003 of tax benefits related to previously unrecorded operating losses. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant current income tax expenses between now and the year 2008, except in respect of its TVA Group subsidiary. Therefore, the Company’s consolidated income tax expense should consist mainly in future income taxes and Part 1.3 large corporation taxes, with the exception of income tax payable by TVA Group.

Quebecor Media recorded a $2.2 million charge for restructuring of operations, impairment of assets and other special charges in the third quarter of 2004. Compensation payments and legal fees paid in connection with the settlement of a dispute related to the implementation of a restructuring program in the Business Telecommunications segment beginning in 2001 accounted for $1.7 million of this amount. As well, the Broadcasting segment wrote down deferred charges of $0.5 million related to specialty digital services projects.

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For the year to date, Quebecor Media’s revenues total $1.77 billion, compared with $1.67 billion in the same period of 2003, an increase of $95.4 million or 5.7%. Higher revenues in the Cable ($44.6 million), Leisure and Entertainment ($24.9 million), Newspapers ($20.2 million), Broadcasting ($7.7 million), Internet/Portals ($3.9 million) and Web Integration/Technology ($3.8 million) segments more than compensated for a decrease in one segment, Business Telecommunications ($4.0 million). Operating income grew $61.1 million or 14.1% to $493.0 million, mainly because of a $53.2 million (26.6%) increase in the Cable segment and a $5.9 million increase in the Leisure and Entertainment segment.

Net income for the first nine months of 2004 amounted to $39.1 million, compared with $26.0 million in the same period of 2003. The $13.1 million increase reflects the $61.1 million rise in operating income, which was partially offset by a $7.3 million increase in financial expenses and a $30.0 million increase in current and future income tax expenses. In addition, a $7.5 million gain was recorded in 2003 in connection with the refinancing of Sun Media Corporation’s long-term debt. The increase in financial expenses was mainly due to the recognition of a foreign exchange gain in 2003, while the increase in the total income tax expense stemmed from the recognition in 2003 of tax benefits related to previously unrecorded operating losses.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiary. Pursuant to the indentures, Nurun has been designated an “Unrestricted Subsidiary.”

Following the privatization of Netgraphe in September 2004 and the purchase at the end of 2003 by Quebecor Media of the redeemable preferred shares held by The Carlyle Group, Netgraphe, 3662527 Canada Inc. (the parent company of Videotron Telecom) and its Videotron Telecom subsidiary were reassigned “Restricted Subsidiaries.” For the purpose of the reporting of the financial condition and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiary, the figures for prior periods of 2003 have been reorganized to reflect the impact of the new designations.

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RESTRICTED SUBSIDIARIES

In the third quarter of 2004, the Company and its Restricted Subsidiaries generated revenues of $577.8 million, compared with $532.1 million in the same quarter of 2003, and operating income of $169.3 million, compared with $134.3 million in the same period of 2003.

In the first three quarters of 2004, the Company and its restricted subsidiaries reported revenues of $1,730.3 million, compared with $1,638.3 million in the same period of 2003. Operating income amounted to $491.5 million, compared with $431.2 million in the first nine months of 2003.

Cable

The Cable Television segment recorded revenues of $221.3 million during the third quarter of 2004, compared with $202.3 million in the same quarter of 2003, an increase of $19.0 million (9.4%).

Growth continued in Internet access services, which generated quarterly revenues of $56.6 million. The $9.6 million (20.5%) increase from the third quarter of 2003 was essentially due to customer base growth. The illico™ digital cable television service posted revenues of $33.6 million, a $13.2 million (64.7%) increase (excluding other related services). Total revenues from all cable television services increased $5.9 million (4.2%) to $145.2 million. Once again, the strong performance of the illico™ digital cable television service more than compensated for the decrease in revenues from analog cable television services. The higher revenues from cable television services resulted from the impact of customer base growth, higher rates for digital services, the growing popularity of higher-margin packages and of the Video on Demand. Those factors were, however, partially offset by decreased equipment rental revenues and the impact of the recognition of installation revenues over the average period of time customers use the cable service.

At Vidéotron, the number of customers for cable Internet access services increased by 29,000 to 476,000 in the third quarter of 2004, the largest quarterly increase in three years. Between the third quarter of 2003 and 2004, the service added 97,000 customers, a 25.6% increase.

The customer base for the illico™ digital television service also continued to grow. At the end of the third quarter of 2004, illico™ was serving 307,000 customers, compared with 213,000 a year earlier, an increase of 94,000 customers or 44.1%. During the same period, the analog cable television service lost 67,000 customers. The total customer base for Vidéotron’s cable television services therefore grew by 27,000 between the end of September 2003 and the same point in 2004. The number of cable television customers rose by 21,000 in the third quarter of 2004 alone, with increases of 20,000 for the illico™ digital service and 1,000 for the analog service. It was the largest net quarterly increase in the total cable television customer base in four years and the first quarterly increase for the analog service in three years. The penetration rate for the illico™ digital television service (number of illico™ customers as a proportion of the total number of cable television customers) rose to 21.2%, compared with 15.0% a year earlier.

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Vidéotron’s net monthly ARPU rose 6.4% from $43.93 in the third quarter of 2003 to $46.76 in the third quarter of 2004.

The revenues of Le SuperClub Vidéotron increased $2.2 million (21.9%) to $12.4 million, mainly because of the favourable impact of the acquisition of Jumbo Entertainment. The positive effect of higher royalties and annual fees, the strong performance of the video game sections, and of the higher revenues from retail sales also contributed to the increase.

The Cable Television segment recorded operating income of $89.7 million, compared with $65.7 million in the same quarter of 2003, an increase of $24.0 million (36.5%). The substantial improvement in profitability was primarily due to customer base growth coupled with higher operating margins for the Internet access and digital cable television services as a result of rate increases, lower royalties on programming and decreased bandwidth costs. In addition, adjustments totalling $3.7 million recognized during the quarter but related to prior periods were deducted from direct costs. These adjustments resulted from the conclusion of negotiations of royalty contracts. Reduced losses on equipment sales to customers, which were partially offset by slightly higher operating costs, mainly for advertising and promotion, also contributed to the increase in operating income.

Le SuperClub Vidéotron generated total operating income of $3.4 million during the quarter, compared with $1.4 million in 2003. The $2.0 million increase was mainly due to the recognition in 2003 of a charge related to the shortening of the amortization period for videocassettes owned by Le SuperClub Vidéotron, as well as the impact of the acquisition of Jumbo Entertainment and of the higher revenues from royalties and annual fees.

Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions, in order to promote customer recruitment and generate recurring revenues over an extended period. Table 1 shows operating income before the cost of subsidies granted subscribers on equipment sales and their impact on the segment’s results.

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Table 1: Cable segment
Operating income
(in millions of dollars)

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

Operating income before cost of equipment
subsidies to customers	95.6	$76.4	$279.3	$224.1	$

Cost of equipment subsidies to customers	(5.9)	(10.7)	(25.8)	(23.8)

Operating income	89.7	$65.7	$253.5	$200.3	$

For the first nine months of 2004, the Cable Television segment recorded revenues of $640.4 million, compared with $595.8 million in the same period of  the previous year, an increase of $44.6 million (7.5%). The segment’s operating income increased by $53.2 million (26.6%) to $253.5 million. The higher revenues were essentially due to the factors noted above in the discussion of the third quarter results. The increase in year-to-date operating income was the result of the higher revenues and rates, as well as the decrease in operating costs, mainly due to the reversal of reserves for legal disputes for copyright of $4.7 million and for adjustments in royalties on programming of $3.7 million. The segment’s operating margin for all operations increased to 39.6% for the first nine months of 2004, compared with 33.6% in the same period of 2003.

The Cable Television segment generated free cash flow from operations of $57.5 million in the third quarter of 2004, compared with $14.4 million in the same period of 2003 (see Table 2). The larger contribution from operating income ($24.0 million) and the positive impact of the net change in non-cash balances related to operations (which was negative in 2003) more than offset an increase in additions to property, plant and equipment ($15.9 million), resulting from ongoing network modernization and expansion programs and the upgrading of network capacity. For the year to date, cash flow from continuing operating activities is $94.0 million, compared with $12.2 million at the same point last year. The increase is essentially due to the same factors noted above in the discussion of the quarterly results.

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Table 2: Cable segment
Free cash flow from
(in millions of dollars)

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

Cash flow from continuing activities before undernoted item	78.7	$58.8	$223.7	$164.6	$

Net change in non-cash balances related to operations	12.6	(28.3)	(34.2)	(99.7)

Cash flow from continuing operating activities	91.3	30.5	189.5	64.9

Additions to property, plant and equipment	(34.0)	(18.1)	(96.5)	(55.4)

Proceeds from disposal of assets	0.2	2.0	1.0	2.7

Free cash flow from operations	57.5	$14.4	$94.0	$12.2	$

On July 9, 2004, Le SuperClub Vidéotron closed the acquisition of virtually all the assets of Jumbo Entertainment, which operates a cross-Canada chain of 105 video and games rental and retail stores under the Jumbo Video™, Jumbo Video New Releases™, Microplay™ and Starstruck™ names. The acquisition was made for a cash consideration of $7.0 million.

On July 29, 2004, Vidéotron and Videotron Telecom announced plans to launch a Voice over IP (“VoIP”) residential telephone service in Québec in the first half of 2005. Capital investments for this project, excluding customer acquisition costs, are expected to total $80.0 million over four years. Acquisition costs are estimated at $250 per customer. The project will capitalize on the two subsidiaries’ expertise and their extensive Québec networks.

On September 2, 2004, Vidéotron announced faster data transfer speeds for its High-Speed and Extreme™ High-Speed Internet services. Download speeds will be increased by 25%, from 4.1 Mbps to 5.1 Mbps, on the High-Speed service, and by more than 40%, from 4.5 Mbps to 6.5 Mbps, on the Extreme™ High-Speed service. Vidéotron customers continue to enjoy high-speed Internet access rates that are among the lowest in North America.

On September 9, 2004, illico™ announced the addition of 24 new channels, including three French-language channels (Mystère, RIS and TFO), three English-language specialty services (Fine Living, Discovery Kids and Talk TV), three regional sports channels (Rogers Sportsnet Ontario, West and Pacific) and 15 Galaxie digital music channels.

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Newspapers

The Newspapers segment reported total revenues of $207.5 million in the third quarter of 2004, compared with $199.5 million in the same period of 2003, an $8.0 million (4.0%) increase. Advertising and circulation revenues rose 4.4% and 1.5% respectively, while distribution and printing revenues both grew by 5.6%. Revenues increased 2.7% at the metropolitan dailies. The community newspapers posted a 9.6% increase, mainly because of the acquisition of Annex Publishing & Printing in the fourth quarter of 2003.

The segment’s operating income rose $0.6 million (1.2%) to $51.0 million, compared with $50.4 million in the third quarter of 2003, primarily as a result of a $2.2 million (5.4%) increase at the metropolitan dailies (excluding the free dailies) and a $1.3 million (10.5%) increase at the community newspapers. Seven of the eight metropolitan dailies improved their operating profits. However, their performance was partially offset by an unfavourable variance of $1.8 million in the operating losses incurred by the free dailies 24 heures Montréal Métropolitain™ in Montréal and 24 Hours™ in Toronto. The launch of the Toronto paper and the introduction of a new concept for the Montréal paper accounted for the difference in results between the third quarter of 2004 and the same quarter of 2003. Nevertheless, the results of the two new free dailies showed continued improvement in the third quarter of 2004 in comparison with the second quarter of 2004, with an 11.0% increase in revenues and a 21.2% decrease in operating losses.

Sun Media Corporation generated free cash flow from operations in the amount of $44.3 million during the quarter, compared with $56.7 million in the same period of 2003 (see Table 3). The decrease was mainly due to the recognition of income tax credits in the third quarter of 2003.

Table 3: Newspapers segment
Free cash flow from operations
(in millions of dollars)

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

Cash flow from continuing activities before undernoted item	42.4	$52.7	$127.3	$145.9	$

Net change in non-cash balances related to operations	5.6	6.5	(15.1)	(8.4)

Cash flow from continuing operating activities	48.0	59.2	112.2	137.5

Additions to property, plant and equipment	(3.9)	(2.5)	(12.4)	(6.9)

Proceeds from disposal of assets	0.2	—	0.6	0.1

Free cash flow from operations	44.3	$56.7	$100.4	$130.7	$

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For the first nine months of 2004, revenues in the Newspapers segment amounted to $640.9 million, compared with $620.7 million in the same period of 2003, an increase of $20.2 million (3.3%). Year-to-date operating income decreased $3.5 million (2.2%) from $159.1 million in 2003 to $155.6 million in 2004, mainly because of the losses incurred by the free dailies, partially offset by the impact of the acquisition of Annex Publishing & Printing and the performance of the other publications.

Under the definitive agreement with CHUM to acquire the new Toronto television station Toronto 1, described in greater detail below under “Broadcasting,” Sun Media Corporation will acquire a 25.0% interest in Toronto 1, in consideration of which it will pay $3.5 million in cash and transfer its 29.9% interest in the Toronto all-news channel Pulse24 to CHUM. The linkage between Toronto 1 and Sun Media Corporation’s dailies will create numerous opportunities for promotional synergies for TVA Group, Sun Media Corporation and Toronto 1.

Broadcasting

In the Broadcasting segment, revenues increased by $4.1 million (6.1%) to $71.3 million in the third quarter of 2004. Revenues from broadcasting operations rose $2.3 million (4.8%), mainly as a result of higher advertising revenues. Revenues from distribution operations nearly doubled to $3.6 million, due to higher revenues from the old TVA International catalogue and the new TVA Films catalogue. Publishing revenues held steady; while the growth in advertising revenues was offset by a decrease in other revenues.

The segment’s operating income increased $1.2 million (10.3%) from $11.7 million in the third quarter of 2003 to $12.9 million in the third quarter of 2004. Operating income from publishing operations increased by $0.5 million, due primarily to lower printing costs. Operating income from distribution operations showed a positive variance of $0.7 million, mainly because of the success of the film Dans une galaxie près de chez vous. The profitability of broadcasting operations improved by $0.2 million.

The Broadcasting segment’s revenues for the first three quarters of 2004 totalled $251.6 million, a $7.7 million (3.2%) increase. Revenues from broadcasting operations rose $14.6 million, mainly because of higher advertising revenues. Revenues from distribution operations decreased by $4.0 million due to the impact of the hit film The Pianist on the 2003 results. Revenues from publishing operations declined by $2.6 million as a result of decreased newsstand sales. Operating income rose $2.1 million (4.0%) to $55.0 million, a $4.2 million improvement in the profitability of broadcasting operations, outweighed a $1.5 million decrease in operating income from publishing operations.

On August 20, 2004, TVA Group and Sun Media Corporation announced that they had entered into a definitive agreement with CHUM to acquire the new Toronto television station Toronto 1, which CHUM is buying from Craig Media. Closing of the transaction was subject to certain conditions, including the granting of all regulatory approvals and the closing of the transaction between CHUM and Craig Media. The purchase price is $46.0 million, of which $34.5 million will be payable in cash by TVA Group upon closing, giving TVA Group a 75.0% interest in Toronto 1. In November 2004, the Canadian Radio-Television and Telecommunications Commission (“CRTC”) approved the acquisition of Toronto 1 by TVA Group Inc. and Sun Media Corporation. Following this approval, closing of the transaction is expected to be finalized in December 2004 shortly upon completion of the acquistion of Craig Media by CHUM, which acquisition was also approved by the CRTC in November 2004. The Toronto advertising market offers TVA Group attractive growth opportunities. The transaction is an important step in leveraging TVA Group’s media properties in English Canada.

12

Leisure and Entertainment

The Leisure and Entertainment segment’s revenues totalled $61.7 million in the third quarter of 2004, compared with $49.8 million in the same period of 2003, an $11.9 million (23.9%) increase.

The revenues of Archambault Group rose 6.7% on the strength of a 13.5% increase in revenues from distribution operations and a 3.8% increase in retail sales. The strong performance of distribution operations was driven by the diverse, high-calibre catalogue of titles distributed exclusively by Select, many of which are Québec hits. The increase in revenues from Archambault stores outstripped the adverse impact on revenues from the closing of two Camelot-Info stores at the end of 2003 and the beginning of 2004.

The Books segment posted a 74.7% increase in revenues in the third quarter, mainly because of the inclusion of 100% of the revenues of CEC Publishing (compared with 50% previously) since Quebecor Media became the sole shareholder at the end of 2003. Revenue increases of 8.1% at CEC Publishing (on a comparable basis), 20.8% at Québec-Livres and 14.1% at Éditions Quebecor Média also contributed to the segment’s improved performance.

The Leisure and Entertainment segment’s operating income more than doubled to $10.5 million in the third quarter of 2004, compared with $4.8 million in the same quarter of 2003. The increase was mainly due to the purchase of the interest in CEC Publishing and the favourable impact of the revenue increase, which more than offset increases in some operating costs, including advertising and promotion expenses.

For the first nine months of 2004, the Leisure and Entertainment segment’s revenues totalled $160.7 million, compared with $135.8 million in the same period of 2003. The $24.9 million (18.3%) increase was essentially due to the higher revenues at Archambault Group and the positive variance recorded for CEC Publishing. Operating income amounted to $14.6 million, compared with $8.7 million in the same period of 2003, an increase of $5.9 million (67.8%).

Business Telecommunications

Videotron Telecom Inc’s revenues increased $3.3 million (18.1%) to $21.5 million in the third quarter of 2004, mainly as a result of the outsourcing services rendered to Quebecor World since the beginning of July 2004, which generated revenues of $4.5 million. That project includes hosting and managing a data processing centre. The major contract more than made up for the decrease in Internet-related revenues caused by the renegotiation of the service agreement with Vidéotron and other factors, lower point-to-point revenues due to increased market supply, and the impact of the sale of the Mensys Business Solution Centre Ltd. subsidiary in December 2003.

13

Operating income was $4.2 million, an increase of $1.8 million (75.0%) from $2.4 million in the same quarter of 2003. The positive variance stems mainly from the data processing centre project for Quebecor World and lower professional fees due to settlement of the dispute over building access rights in Ontario.

For the year to date, Videotron Telecom’s revenues decreased $4.0 million to $56.1 million. Operating income amounted to $11.3 million, compared with $11.6 million at the same point in 2003. The strong third quarter 2004 results did not entirely offset the decreases recorded in the first two quarters of the year.

Internet/Portals

Netgraphe’s revenues totalled $8.0 million in the third quarter of 2004, compared with $6.4 million in the same quarter of 2003, a $1.6 million (25.0%) increase. The revenues of the special-interest portals rose by $1.0 million, driven by a 44.8% increase at jobboom.com. The revenues of the Progisia Informatique consulting services subsidiary increased by $0.5 million. There was little change in the revenues of the general-interest portals.

Netgraphe generated operating income of $1.2 million, compared with $0.5 million in the third quarter of 2003. The increase was mainly due to the higher revenues, particularly at jobboom.com, and the improved profitability of the French-language general-interest portals.

In the first nine months of 2004, Netgraphe posted total revenues of $24.1 million, compared with $20.2 million in the first three quarters of 2003, an increase of $3.9 million (19.3%). Operating income more than doubled from $1.6 million in the first nine months of 2003 to $3.3 million this year. The excellent performance was due to the higher revenues and to the successful restructuring measures implemented since 2001.

On May 25, 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share.

At the expiry of the offers, which was extended to July 30, 2004, a total of 150,248 Multiple Voting Shares (or 46.3% of the Multiple Voting Shares outstanding and not held by Quebecor Media and its subsidiaries) and 24,156,897 Subordinate Voting Shares (or 62.4% of the Subordinate Voting Shares outstanding and not held by Quebecor Media and its subsidiaries) had been tendered. Given the number of shares tendered and taken up under the offers, Quebecor Media confirmed on August 2, 2004 that it would proceed with a going private transaction by way of amalgamation and that a special meeting of the shareholders of Netgraphe would be held to approve the transaction.

14

On September 15, 2004, Netgraphe’s shareholders approved its amalgamation with the wholly owned subsidiary of Quebecor Media created for the purpose. Effective with the amalgamation and certain related transactions, Quebecor Media, through its affiliates, became the owner of all the outstanding Common Shares of the new company resulting from the amalgamation. As a result, Netgraphe became a private company. Its shares were delisted from the Toronto Stock Exchange and it ceased to be a reporting issuer under securities laws. The transactions were completed for a total cash consideration of $25.2 million.

UNRESTRICTED SUBSIDIARY

In the third quarter of 2004, the Unrestricted Subsidiary recorded revenues of $12.2 million, compared with $9.8 million in the same period of 2003. Operating income amounted to $0.4 million, compared with $0.2 million in the third quarter of 2003.

In the first nine months of 2004, the Unrestricted Subsidiary reported revenues of $37.2 million, compared with $33.4 million in the same period of 2003. Operating income amounted to $1.5 million, compared with $0.7 million in the first nine months of 2003.

Web Integration/Technology

The Web Integration/Technology segment reported revenues in the amount of $12.2 million in the third quarter of 2004, compared with $9.8 million in the same period of 2003. The $2.4 million (24.5%) increase was mainly due to the impact of the acquisition of Ant Farm Interactive in April 2004 and higher revenues at Nurun’s offices in Paris, Montréal and Québec City, which outweighed decreased revenues at the New York City and Toronto offices.

The segment generated $0.4 million in operating income during the quarter, compared with $0.2 million in the same period of 2003. The positive variance was due to the above-mentioned revenue increases and improved cost control.

For the first three quarters of 2004, revenues in the Web Integration/Technology segment were $37.2 million, compared with $33.4 million in the same period of the previous year, an 11.4% increase. The segment’s operating income more than doubled to $1.5 million, compared with $0.7 million in the same period of 2003. The year-to-date results were affected by the same factors as the quarterly results.

15

FINANCIAL EXPENSES

Financial expenses decreased by $11.6 million to $64.7 million in the third quarter of 2004, compared with $76.3 million in the same quarter of 2003. The decrease was mainly due to a $7.0 million gain on a financial instrument that was no longer effective, as well as a $2.1 million foreign exchange gain on the unhedged portion of the long-term debt, compared with a foreign exchange loss of $0.2 million in 2003. Also, the $4.9 million increase in the value of the additional amount payable in respect to the purchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom was less than the $6.0 million interest on those Preferred Shares recorded in the third quarter of 2003.

During the second quarter of 2004, Quebecor Media determined that one of the cross-currency swap arrangements it was using to reduce its exposure to exchange rate fluctuations was no longer effective, according to the criteria established under the accounting standards governing accounting for derivative financial instruments. Quebecor Media therefore ceased the use of hedge accounting for that financial instrument; consequently changes in the fair value of this cross-currency swap arrangement have been recorded in income since April 1, 2004. The instrument has a notional value of US$155.0 million, covers the period 2008 to 2013, and has a nominal annual interest rate of 7.625%, and an effective annual interest rate equal to the three-month bankers’ acceptance rate plus 3.7%.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities

In the third quarter of 2004, cash flows from continuing operating activities totalled $118.7 million, compared with $66.6 million in the same quarter of 2003, a $52.1 million increase. The difference derived mainly from the significant increase in operating income and the favourable impact of the net change in non-cash balances related to operations, which was positive by $6.9 million in the third quarter of 2004, whereas in the same period of 2003 it was negative by $22.1 million. The difference was offset by a tax-related disbursement in the third quarter of 2004, compared with a tax credit recognized in the same period of 2003.

On a year-to-date basis, cash flow from continuing operating activities was $265.7 million, compared with $147.3 million in the same period of 2003. The positive variance of $118.3 million was also due to the contribution of operating income, as well as a smaller investment in non-cash balances related to operations than in 2003.

At the end of the third quarter of 2004, working capital was negative $29.7 million, compared with positive $82.8 million at the same point in 2003. The $112.5 million difference was mainly due to the use of funds to pay down long-term debt.

16

Financing activities

During the first nine months of 2004, Quebecor Media’s consolidated long-term debt and consolidated bank debt (excluding the additional amount payable to The Carlyle Group) were reduced by $211.9 million.

The Company made net debt repayments totalling $187.4 million, including mandatory payments of $37.5 million and $2.6 million by Vidéotron and Sun Media Corporation. As well, voluntary net repayments of bank credit facilities in the amount of $97.0 million, $25.8 million and $24.4 million were made by Quebecor Media, Sun Media Corporation and TVA Group respectively. The positive impact of exchange rate fluctuations on the value of the debt denominated in foreign currency, which was partially offset by the effect of the amortization of discounts, also contributed to debt reduction. The impact of the changes in the exchange rate was however offset by an equal change in the value of the cross-currency swap arrangements entered under “Other Liabilities.”

On October 12, 2004, Sun Media Corporation’s bank credit facility was amended to reduce the interest rates applicable on U.S. dollar advances made under its term loan B credit facility by 0.25% per year, with the possibility for a further reduction under certain circumstances. As at September 30, 2004, the aggregate amount outstanding under the term loan B credit facility was US$201.6 million or $305.9 million converted at the applicable hedging foreign exchange rate. This reduction in interest rates is expected to result in annual savings of approximately $0.6 million.

Investing activities

Additions to property, plant and equipment and acquisitions of businesses totalled $93.3 million in the third quarter of 2004, compared with $34.7 million in the same period of 2003, a $58.6 million increase. The difference was due to an increase in business acquisitions ($33.1 million), which included the buyout of minority interests in Netgraphe and TVA Group, as well as the purchase of Jumbo Entertainment. It was also due to increased additions to property, plant and equipment ($25.5 million), mainly related to ongoing network modernization and expansion programs and the upgrading of network capacity in the Cable segment.

Financial position

As of September 30, 2004, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $104.5 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $309.9 million available, for total available liquid assets of $414.4 million.

17

As of September 30, 2004, consolidated debt, including the short-term portion of the long-term debt but excluding the additional amount payable to The Carlyle Group, totalled $2.55 billion. This figure includes Sun Media Corporation’s $514.5 million debt and Vidéotron’s $834.4 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.20 billion.

On July 26, 2004, the Board of Directors of Quebecor Media declared a dividend of $20.0 million payable on July 27, 2004.

Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of September 30, 2004, the Company was in compliance with all these financial ratios.

FINANCIAL INSTRUMENTS

The Company uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities and long-term debt. The carrying amounts of these financial instruments, except for the long-term investments and long-term debt, approximates their fair value due to their short-term nature. The fair value of long-term debt, as reported in the Annual Report is estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity. The fair value of temporary investments and long-term investments is established based on market value.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in interest and exchange rates. The Company manages its exposure to fluctuations in interest rates through staggered maturities and an optimal balance of fixed and floating rate debt. The Company does not use or hold derivative financial instruments for speculative purposes and adheres to a financial risk management policy.

Quebecor Media has entered into transactions to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt, except for the Senior Secured First Priority Notes of one of Vidéotron’s subsidiaries. The total notional value of these contracts was US$1.75 billion as of September 30, 2004. The foreign exchange gains and losses on such long-term debt are recorded in earnings. The gains or losses on the derivative instruments used for hedging are also recorded in earnings and compensate the foreign exchange gains and losses on the translation of the hedged long-term debt as long as the derivative instrument remains effective. During the second quarter of 2004, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge according to the criteria established by accounting standards. Consequently, Quebecor Media ceased to use hedge accounting for this derivative instrument. The gain previously deferred as a result of hedge accounting will continue to be carried forward and will be recognized in the period in which the related hedge transaction is recognized. For the first nine months of 2004, the total losses recorded for derivative financial instruments, excluding instruments related to the Senior Secured First Priority Notes of one of Vidéotron’s subsidiaries, was $54.9 million, mostly offsetting the $56.4 million gain recorded on the hedged instruments, for a net gain of $1.5 million on the ineffective portion of the derivative instrument described above.

18

Quebecor Media has also entered into currency forward contracts to hedge its foreign exchange risk exposure on a portion of the US dollar-denominated Senior Secured First Priority Notes of one of Vidéotron’s subsidiaries. The total notional value of these contracts was US$53.5 million as of September 30, 2004. For the first nine months of 2004, the Company recorded a loss of $4.9 million for these derivative financial instruments, compared with a total foreign exchange gain of $2.6 million on the Senior Secured First Priority Notes, net loss of $2.3 million. In the same period of 2003, a foreign exchange gain of $17.8 million was entered on the Senior Secured First Priority Notes.

Quebecor Media has entered into interest rate swap agreements for a notional value of US$230.0 million as of September 30, 2004.

Some of the Company’s cross-currency swap agreements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lender’s exposure. The prepayments are offset by equal reductions in the Company’s commitments under the agreements. The portion of the prepayments related to interest payments will be amortized and accounted for as a reduction in financial expenses over the term of the hedged financial instrument, while the portion of the prepayments related to the capital repayments of the hedged financial instrument will be accounted for as a reduction in capital repayments.

In 2003, Quebecor Media renegotiated the cross-currency swap agreements to raise the fair value floor from $182.0 million to $282.0 million. The fair value of Quebecor Media’s cross-currency swap agreements subject to prepayments was negative $263.3 million as of September 30, 2004. Because of the appreciation of the Canadian dollar against the U.S. dollar during the third quarter, Quebecor Media had to make prepayments under its swap agreements totalling $9.4 million during the quarter. Since the appreciation of the Canadian dollar continued, additional prepayments in the amount of $125.3 million have been required since the end of the third quarter of 2004. These prepayments were financed from the Company’s cash assets and from the existing credit facilities of the Company and its subsidiary.

19

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount the Company would receive or pay if the instruments were closed out at those dates (see Table 4).

Fair market value of financial instruments

(in millions of dollars)

	As at September 30, 2004

	Carrying amount of liability	Fair value gain (loss)

Derivative financial instruments

Interest rate swap agreements	—	$(4.0) $
Foreign exchange forward contracts	(4.9)	(4.9)
Cross-currency interest rate swap agreements	(254.0)	(425.8)

ACCOUNTING POLICIES

Changes in accounting policies

The Company makes changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The changes in accounting policies and new accounting policies are described in greater detail in note 2 to the Company’s interim consolidated financial statements.

In the fourth quarter of 2003, the Company revised its accounting for equipment sales to subscribers and hook-up costs in the Cable Television segment. Until the end of the third quarter of 2003, the cost of subsidies granted to subscribers on equipment sold was capitalized and amortized over three years on a straight-line basis, and the cost of reconnecting subscribers, including material, direct labour and certain overhead charges, was capitalized to fixed assets and depreciated over three years or four years on a straight-line basis.

The Company changed its accounting policies in order to expense the costs of customer subsidies and reconnection costs as incurred.

These changes have been applied retroactively and had the following effects for the third quarter of 2003 and the nine-month period ended September 30, 2003 respectively:

•	Operating revenues increased by $5.2 million and $13.0 million;

•	Cost of sales and selling and administrative expenses increased by $17.9 million and $41.4 million;

•	Operating income decreased by $12.7 million and $28.4 million;

•	Amortization charge decreased by $5.2 million and $14.7 million;

•	Income tax increased by $2.5 million and $4.7 million;

•	Net income decreased by $5.0 million and $9.0 million.

20

These changes also had the effect of increasing the accumulated deficit by $21.7 million as of January 1, 2003 and by $25.7 million as of July 1, 2003.

New accounting policies

Hedging relationships

In June 2003, the CICA issued amendments to Accounting Guideline 13 (“AcG-13”), Hedging Relationships. The amendments clarify certain requirements and provide additional guidance related to the identification, designation and documentation of hedging relationships, as well as the assessment of the effectiveness of hedging relationships. The requirements of the guideline are applicable to all hedging relationships in effect for financial periods beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationship that does not meet all the requirements of the guideline. The Company adopted the new standards as of January 1, 2004.

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

Accounting by a customer (including a reseller) for certain consideration received from a vendor

In January 2004, the CICA issued EIC-144, Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor. This abstract addresses how a customer or reseller of a vendor’s products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor’s products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller, or payment for assets or services delivered to the vendor. The income statement classification of the consideration differs depending upon what conclusion is reached. The abstract also addresses the accounting for consideration received by a reseller from a vendor for honouring the vendor’s sales incentives offered directly to consumers and whether that consideration should be recorded as a reduction to the cost of the reseller’s purchases from the vendor. The Company is currently evaluating the impact of this application on its consolidated financial statements.

21

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Montréal, Québec
November 2004

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated note 2(a))	2004	2003 (restated note 2(a))

REVENUES

Cable Television	$221.3	$202.3	$640.4	$595.8
Newspapers	207.5	199.5	640.9	620.7
Broadcasting	71.3	67.2	251.6	243.9
Leisure and Entertainment	61.7	49.8	160.7	135.8
Business Telecommunications	21.5	18.2	56.1	60.1
Web Integration/Technology	12.2	9.8	37.2	33.4
Internet/Portals	8.0	6.4	24.1	20.2
Head Office	0.1	0.1	0.2	0.2
Inter-segment	(13.7)	(11.5)	(44.4)	(38.7)

	589.9	541.8	1,766.8	1,671.4
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(420.2)	(407.3)	(1,273.8)	(1,239.5)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	169.7	134.5	493.0	431.9

Amortization	(53.8)	(54.6)	(163.0)	(164.7)
Financial expenses (note 3)	(64.7)	(76.3)	(228.0)	(220.7)
Reserve for restructuring of operations, impairment of
assets and other special charges (note 4)	(2.2)	(0.1)	(2.2)	(1.4)
Gain on disposal of a portfolio investment	—	—	1.3	—
Net gain on debt refinancing	—	—	—	7.5

INCOME BEFORE INCOME TAXES	49.0	3.5	101.1	52.6
Income taxes:
Current	3.2	(7.3)	9.4	(2.4)
Future	13.8	8.9	28.9	10.7

	17.0	1.6	38.3	8.3

	32.0	1.9	62.8	44.3
Non-controlling interest	(5.1)	(4.1)	(22.6)	(21.1)

INCOME (LOSS) FROM CONTINUING OPERATIONS	26.9	(2.2)	40.2	23.2
(Loss) income from discontinued operations	—	—	(1.1)	2.8

NET INCOME (LOSS)	$26.9	$(2.2)	$39.1	$26.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated note 2(a))	2004	2003 (restated note 2(a))

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on disposal of a portfolio investment and net gain on debt refinancing:

Cable Television	$89.7	$65.7	$253.5	$200.3
Newspapers	51.0	50.4	155.6	159.1
Broadcasting	12.9	11.7	55.0	52.9
Leisure and Entertainment	10.5	4.8	14.6	8.7
Business Telecommunications	4.2	2.4	11.3	11.6
Web Integration/Technology	0.4	0.2	1.5	0.7
Internet/Portals	1.2	0.5	3.3	1.6
General corporate expenses	(0.2)	(1.2)	(1.8)	(3.0)

	$169.7	$134.5	$493.0	$431.9

Amortization
Cable Television	$34.8	$33.3	$104.7	$101.2
Newspapers	6.2	6.8	19.0	19.9
Broadcasting	2.7	3.1	8.8	9.3
Leisure and Entertainment	0.9	1.0	2.8	3.1
Business Telecommunications	8.4	9.2	25.2	27.2
Web Integration/Technology	0.5	0.6	1.2	2.0
Internet/Portals	0.1	0.3	0.5	1.0
Head Office	0.2	0.3	0.8	1.0

	$53.8	$54.6	$163.0	$164.7

Additions to property, plant and equipment
Cable Television	$34.0	$18.1	$96.5	$55.4
Newspapers	3.9	2.5	12.4	6.9
Broadcasting	4.0	1.1	7.6	4.5
Leisure and Entertainment	0.6	0.5	2.0	0.9
Business Telecommunications	7.5	3.8	16.1	13.2
Web Integration/Technology	0.3	0.3	0.9	0.7
Internet/Portals	0.1	0.2	0.4	0.2
Head Office	1.9	0.3	2.0	0.3

	$52.3	$26.8	$137.9	$82.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated note 2(a))	2004	2003 (restated note 2(a))

Deficit at beginning of period
As previously reported	$2,585.6	$2,747.8	$2,597.8	$2,780.0
Restatement due to change in accounting policy (note 2(a))	—	25.7	—	21.7

As restated	2,585.6	2,773.5	2,597.8	2,801.7
Net (income) loss	(26.9)	2.2	(39.1)	(26.0)

	2,558.7	2,775.7	2,558.7	2,775.7
Dividends	20.0	—	20.0	—

Deficit at end of period	$2,578.7	$2,775.7	$2,578.7	$2,775.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated note 2(a))	2004	2003 (restated note 2(a))

Cash flows related to operations:
Income (loss) from continuing operations	$26.9	$(2.2)	$40.2	$23.2
Adjustments for:
Amortization of property, plant and equipment	52.6	52.0	159.0	156.5
Amortization of deferred charges and of other assets	1.2	2.6	4.0	8.2
Amortization of deferred financing costs and long-term
debt discount	14.9	13.3	43.0	40.4
(Gains) losses on ineffective derivative instruments and on
foreign currency translation on unhedged long-term debt	(9.1)	0.2	0.9	(17.8)
Losses on sale of property, plant and equipment and
other assets	0.6	6.7	11.5	12.6
Non-controlling interest	5.1	4.1	22.6	21.1
Loss on revaluation of the additional amount payable	4.9	—	14.7	—
Interest on redeemable preferred shares	—	6.0	—	22.3
Net gain on debt refinancing	—	—	—	(7.5)
Future income taxes	13.8	8.9	28.9	10.7
Other	0.9	(2.9)	6.6	4.4

	111.8	88.7	331.4	274.1
Net change in non-cash balances related to operations
(net of the effect of business acquisitions and disposals)	6.9	(22.1)	(65.7)	(126.7)

Cash flows provided by continuing operations	118.7	66.6	265.7	147.4
Cash flows (used in) provided by discontinued operations	—	(0.5)	0.6	(0.5)

Cash flows provided by operations	118.7	66.1	266.3	146.9

Cash flows related to financing activities:
Net (reimbursement) borrowing on bank indebtedness	(3.5)	2.1	(2.9)	6.8
Issuance of long-term debt	—	46.5	—	843.3
Repayment of long-term debt	(27.9)	(48.4)	(187.4)	(1,231.8)
Deferred financing costs	—	(0.1)	—	(11.2)
Net (increase) reduction in prepayments under cross- currency swap agreements	(2.9)	(38.6)	0.6	(127.1)
Proceeds from issuance of capital stock	—	—	—	431.9
Issuance of capital stock by subsidiaries	—	1.2	2.6	1.2
Dividends	(20.0)	—	(20.0)	—
Dividends paid to non-controlling shareholders	(1.5)	(1.5)	(3.9)	(4.1)
Decrease in advance receivable from parent company	—	(0.7)	—	(5.0)

Cash flow used in financing activities	(55.8)	(39.5)	(211.0)	(96.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents
acquired (note 6)	(41.0)	(7.9)	(66.7)	(25.6)
Proceeds from disposal of businesses (net of the cash and
cash equivalents disposed of) and other assets (note 7)	1.1	—	(7.8)	22.6
Additions to property, plant and equipment	(52.3)	(26.8)	(137.9)	(82.1)
(Increase) decrease in temporary investments	(63.5)	(78.7)	130.6	8.7
Other	(1.8)	6.4	2.2	5.3

Cash flows used in investing activities	(157.5)	(107.0)	(79.6)	(71.1)

Net decrease in cash and cash equivalents	(94.6)	(80.4)	(24.3)	(20.2)
Effect of exchange rate changes on cash and cash equivalents
denominated in foreigh currencies	(0.3)	0.1	0.2	(1.6)
Cash and cash equivalents at beginning of period	174.4	246.8	103.6	188.3

Cash and cash equivalents at end of period	$79.5	$166.5	$79.5	$166.5

Cash and cash equivalents consist of:
Cash	$14.7	$44.9	$14.7	$44.9
Cash equivalents	64.8	121.6	64.8	121.6

	$79.5	$166.5	$79.5	$166.5

Cash interest payments	$97.7	$77.6	$210.7	$206.1
Cash payments (net of refunds) for income taxes	$(9.1)	$(15.5)	$8.4	$(18.4)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	September 30 2004	December 31 2003

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$79.5	$103.6
Temporary investments (market value of $63.6 million
($194.6 million in 2003))	63.6	194.2
Accounts receivable	283.2	316.9
Income taxes receivable	13.5	18.2
Inventories and investments in televisual products and movies	127.3	126.1
Prepaid expenses	28.5	22.9
Future income taxes	77.7	68.6

	673.3	850.5

LONG-TERM INVESTMENTS (market value of $13.2 million
($12.8 million in 2003))	13.1	12.8
PROPERTY, PLANT AND EQUIPMENT	1,522.9	1,562.9
FUTURE INCOME TAXES	75.6	96.8
OTHER ASSETS	188.1	172.7
GOODWILL	3,944.1	3,906.2

	$6,417.1	$6,601.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$1.3	$4.2
Accounts payable and accrued charges	407.0	514.4
Deferred revenue	129.6	119.9
Income and other taxes	23.2	17.9
Advances payable to parent company and companies
under common control	5.6	16.4
Additionnal amount payable	83.4	68.7
Current portion of long-term debt	52.9	60.0

	703.0	801.5

LONG-TERM DEBT	2,494.9	2,696.8
OTHER LIABILITIES	328.5	236.2
FUTURE INCOME TAXES	286.7	270.6
NON-CONTROLLING INTEREST	190.2	201.8

SHAREHOLDERS’ EQUITY
Capital stock (note 8)	1,773.7	1,773.7
Contributed surplus	3,220.4	3,220.6
Deficit	(2,578.7)	(2,597.8)
Translation adjustment	(1.6)	(1.5)

	2,413.8	2,395.0
Commitments (note 9)
Subsequent event (note 10)

	$6,417.1	$6,601.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in Quebecor Media Inc.’s (“the Company”) latest annual consolidated financial statements have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experienced significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales are based on one-time retail transactions rather than subscription or long-term agreements, resulting in a vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2004.

2.	ACCOUNTING POLICIES

(a)	Changes in accounting policy

During the fourth quarter of 2003, the Cable Television segment revised its accounting policies related to the sale of equipment to subscribers and hook-up costs. Up to the end of the nine-month period ended September 30, 2003, the cost of subsidies granted to subscribers on equipment sold was capitalized and amortized over a three-year period on a straight-line basis and the cost of reconnecting subscribers, which includes material, direct labour, and certain overhead charges was capitalized to property, plant and equipment and depreciated over a three or a four-year period on a straight-line basis.

The Company changed its accounting policies to expense, as incurred, the cost related to subscriber subsidies as well as the cost of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the three-month and nine-month periods ended September 30, 2003 respectively:

–	The revenues increased by $5.2 million and $13.0 million;

–	The cost of sales and selling and administrative expenses increased by $17.9 million and $41.4 million;

–	The amortization expense decreased by $5.2 million and $14.7 million;

–	The income tax expense decreased by $2.5 million and $4.7 million; and

–	The net income was reduced by $5.0 million and $9.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

2.	ACCOUNTING POLICIES (continued)

(a)	Changes in accounting policy (continued)

These changes also increased the deficit by $21.7 million as at January 1, 2003 and by $25.7 million as at July 1, 2003.

(b)	New accounting standards

Hedging relationships

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued amendments to Accounting Guideline 13 (“AcG-13”), Hedging Relationships. The amendments neither change the basic principles nor the July 1, 2003 effective date of the original guideline. The amendments instead clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships, and an assessment of the effectiveness of the hedging relationships. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationship that does not meet the requirements of the guideline. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal periods beginning on or after July 1, 2003. Retroactive application is not permitted. The Company adopted the new standards as of January 1, 2004.

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

Interest on long-term debt	54.7	$57.5	$167.7	$178.5	$
Interest on redeemable preferred shares	—	6.0	—	22.3
Investment income	(0.8)	(1.4)	(3.2)	(5.2)
Amortization of deferred financing costs
and long-term debt discount	14.9	13.3	43.0	40.4
(Gains) losses on ineffective derivative instruments
and on foreign currency translation
on unhedged long-term debt	(9.1)	0.2	0.9	(17.8)
Loss on revaluation of the additional amount payable	4.9	—	14.7	—
Other	0.1	0.7	4.9	2.5

	64.7	$76.3	$228.0	$220.7	$

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

3.	FINANCIAL EXPENSES (continued)

On April 1, 2004, Sun Media Corporation, Newspapers segment, determined that one of its cross-currency interest rate swap agreements (“swap”) had ceased to be an effective hedge. Consequently, as at April 1, 2004, the Company ceased to use hedge accounting for this derivative instrument and the change in the fair value of the swap is now recorded in earnings. The gain previously deferred as a result of hedge accounting continues to be carried forward and is recognized into income over the period during which the related hedge transaction is recognized. During the respective three-month and nine-month periods ended September 30, 2004, the Company recorded a gain of $7.0 million and a gain of $1.5 million on this derivative instrument.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

4.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES

(a)	During the three-month period ended September 30, 2004, TVA Group Inc., Broadcasting segment, wrote off $0.5 million of deferred costs in connection with discontinued projects related to specialized digital services.

(b)	During the three-month period ended September 30, 2004, the Business Telecommunications segment recorded an additional charge of $1.7 million for the settlements of litigations related to the 2001 restructuring of operations program.

The following table sets forth the Company’s restructuring reserves activities and the other special charges against the reserve carried forward from 2003:

	Restructuring charges	Other special charges	Total

Balance as at December 31, 2003	$5.7	$1.4	$7.1

Additional reserve of 2004	—	2.2	2.2

Utilized in 2004
Cash	(1.0)	(3.1)	(4.1)
Non-cash	—	(0.5)	(0.5)

Balance as at September 30, 2004	$4.7	$—	$4.7

The utilization of the reserve is expected to be as follows:

Restructuring charges

Remainder of 2004	$0.5
2005	0.8
2006	0.8
2007	0.6
2008	0.4
2009 and thereafter	1.6

4.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

5.	PENSION PLANS

The Company maintains defined benefits and contribution pension plans for its employees. The total costs are as follows:

	Three months ended September 30		Nine months ended Septembre 30

	2004	2003	2004	2003

Pension plans:
Defined benefit plan	$3.1	$3.6	$9.7	$8.8
Defined contribution plan	$2.9	$1.9	$7.5	$5.8

	$6.0	$5.5	$17.2	$14.6

6.	BUSINESS ACQUISITIONS

During the nine-month period ended September 30, 2004, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized over a period not exceeding a year after the acquisition dates of the related business acquisitions.

(a)	During the three-month and nine-month periods ended September 30, 2004, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary’s 2003 Share Repurchase and Cancellation Program. For the respective periods, a total of 430,700 and 1,389,700 Class B non-voting Common Shares were repurchased for cash considerations of $8.8 million and $31.3 million, resulting in additional goodwill of $2.1 million and $7.9 million.

(b)	On April 28, 2004, Nurun Inc., Web Integration/Technology segment, acquired Ant Farm Interactive LLC, a company that specializes in interactive marketing, for a cash consideration of $5.4 million. In addition, Nurun Inc. will issue and deliver 996,170 common shares to the sellers in 2007, or, at its option, will pay an amount in cash equal to the shares value at the time of the payment. This issuance and delivery of shares or payment in cash to the sellers is conditional upon such sellers being employed by the Company at the time of the payment and, consequently, the estimated amount of remuneration is accrued over time into income. Also, the agreement includes an additional contingent consideration up to a maximum of $4.9 million based on specific performance objectives being achieved in the future. This acquisition resulted in additional goodwill of $2.8 million. The contingent considerations based on performance, if any, will be recorded as an increase of goodwill.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

6.	BUSINESS ACQUISITIONS (continued)

(c)	During the three-month period ended September 30, 2004, in connection with the offers to purchase all outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe Inc. made on May 25, 2004 and extended until July 30, 2004, the Company acquired, through 9140-8559 Quebec Inc., a wholly-owned subsidiary, a total of 150,248 Multiple Voting Shares and 24,156,897 Subordinate Voting Shares of Netgraphe Inc. On September 15, 2004, the shareholders of Netgraphe Inc. approved a going private amalgamation pursuant to which the Company received, directly and indirectly, common shares of the company resulting from the amalgamation and the minority shareholders of Netgraphe Inc. received redeemable preferred shares of the company resulting from the amalgamation. Following these transactions and the redemption of all the redeemable preferred shares of the company resulting from the amalgamation, all minority interest of Netgraphe Inc. were acquired for a cash consideration of $25.2 million, resulting in an additional goodwill of $22.5 million. Shares of Netgraphe Inc. were delisted from the Toronto Stock Exchange shortly after these transactions.

(d)	On July 9, 2004, Le SuperClub Vidéotron ltee acquired substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of $7.0 million, resulting in additional goodwill of $5.1 million. Jumbo Entertainment Inc. operates 105 franchise video rental stores across Canada.

7.	DISCONTINUED OPERATIONS

On May 27, 2004, Nurun Inc., Web Integration/Technology segment, closed the sale of 84% of its interest in Mindready Solutions Inc. for a cash consideration of $4.4 million and a balance of sale receivable of $3.4 million. The sale resulted in a loss on disposal of $0.3 million (net of non-controlling interest of $0.4 million). The total assets and liabilities disposed amounted to $22.4 million and $12.4 million respectively. After this disposal, the Company still owns 1.2 million shares of Mindready Solutions Inc. that can only be acquired in whole by the purchaser at any time until June 27, 2005 at a price of $1.165 per share less the cash distribution of $1.1 million paid to Nurun on August 18, 2004. Reconciliation of the net proceeds from disposal of businesses in the statement of cash flows is as follows:

Cash consideration and distribution received	$5.5

Cash and cash equivalent disposed of	13.3

Proceeds, net of cash and cash equivalent disposed of	$(7.8)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK

(a)	Authorized capital stock:

•	An unlimited number of Common Shares, without par value;

•	An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:

•	An unlimited number of Cumulative First Preferred Shares, Series A, (“Prefered A Shares”) carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company,

•	An unlimited number of Cumulative First Preferred Shares, Series B, Carrying a fixed cumulative preferential dividend mostly equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	On January 16, 2004, the Company authorized changes to its capital stock in order to create a cumulative First Preferred Shares, series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	On January 16, 2004, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Shares, Series D (“Preferred D Share””), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK (continued)

(b)	Issued Capital Stock (continued)

	Common Shares
	Number	Amount

Balance as at
December 31, 2003 and September 30, 2004	123,602,807	$1,773.7

On January 14, 2004, the Company redeemed 450,000 Preferred A Shares, for an amount of $450.0 million, owned by its wholly owned subsidiary, Sun Media Corporation, Newspapers segment.

On January 16, 2004 and on June 1, 2004, the Company issued 70,000 and 100,000 Preferred C Shares respectively, for a total amount of $170.0 million and to its indirectly wholly-owned subsidiary, 9101-0835 Quebec Inc., Leisure and Entertainment segment.

On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million to its indirectly wholly-owned subsidiary, Vidéotron (1998) ltee, Cable Television segment.

As at September 30, 2004, Sun Media Corporation owned 1,590,000 Cumulative First Preferred Shares, Series A, for a total amount of 1,590.0 million, 9101-0835 Quebec Inc owned 170,000 Preferred C Shares for an amount of $170.0 million and Vidéotron (1998) ltee owned 1,100,000 Preferred D Shares for an amount of $1,100.0 million. These shares are eliminated upon the consolidation by the Company of its subsidiaries.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK (continued)

(c)	Share purchase plans

(i)	Quebecor Media Inc.’s plan :

During the nine-month period ended September 30, 2004, 663,920 options were granted to Senior Executive Officers of the Company and its subsidiaries at an average exercise price of $21.84. Also during the same period, 115,059 options were cancelled at an average exercise price of $16.02. No options were exercised. As at September 30, 2004, 3,156,408 options were outstanding at an average exercise price of $18.00, while 267,515 options were vested at an average exercise price of $16.45.

For the nine-month period ended September 30, 2004, a charge of $5.2 million related to the options outstanding under the plan were included in net income ($5.4 million for the nine-month period ended September 30, 2003).

(ii)	TVA Group Inc.’s plans :

Executive Class B conventional stock option plan

During the nine-month period ended September 30, 2004, 109,300 options were exercised at an average exercise price of $15.52; 126,500 new options were granted at an average exercice price of $20.75 and 50,000 options were cancelled at an average exercice price of $13.24. The estimated fair value of the options granted during the period is $10.64 per option, calculated using the Black-Scholes options pricing model.

Executive Class B performance stock option plan

During the nine-month period ended September 30, 2004, 50,000 options were exercised at an average exercise price of $18.85. No new options were granted or cancelled.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK (continued)

(c)	Share purchase plans (continued)

(iii)	Nurun Inc.’s plan

During the nine-month period ended September 30, 2004, 251,500 options were granted at an average exercise price of $1.87; 3,375 options were exercised at an average exercise price of $0.98; and 72,250 options were cancelled at an average exercise price of $16.23. The estimated fair value of the options granted during the period is $1.42 per option, calculated using the Black-Scholes options pricing model.

(iv)	Pro forma net income

Certain subsidiaries of the Company, TVA Group Inc. and Nurun Inc., adopted the fair value method on January 1, 2003 to record compensation costs related to stocks options granted after this date. Had the fair value method been used for awards granted by these subsidiaries in 2002, the Company’s net income would have been reduced by $0.1 million for the three-month and nine-month periods ended September 30, 2003.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

9.	COMMITMENTS

On August 20, 2004, TVA Group Inc. and Sun Media Corporation, both subsidiaries of Quebecor Media Inc., announced that they have entered into a definitive purchase agreement with CHUM Limited to acquire the newly launched Toronto 1 station in Toronto which CHUM Limited is currently in the process of acquiring from Craig Media Inc. Closing of the transaction was subject to certain conditions, including the obtaining of all regulatory approvals and the closing of the transaction between CHUM Limited and Craig Media Inc. announced on April 12, 2004. In November 2004, the Canadian Radio-Television and Telecommunications Commission (“CRTC”) approved the acquisition of Toronto 1 by TVA Group Inc. and Sun Media Corporation. Following this approval, closing of the transaction is expected to be finalized in December 2004 shortly upon completion of the acquistion of Craig Media by CHUM, which acquisition was also approved by the CRTC in November 2004. The purchase price of the acquisition is $46.0 million. TVA Group Inc. will pay $34.5 million in cash at closing for a 75.0% interest in Toronto 1. Sun Media Corporation will pay $3.5 million in cash at closing and deliver to CHUM Limited its 29.9% interest in Pulse 24, a 24-hour local news channel in Toronto, for the remaining 25.0% of Toronto 1.

10.	SUBSEQUENT EVENT

On November 19, 2004, Vidéotron Ltee, Cable Television segment, announced that it has successfully closed its private offering of US$315.0 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and amended the terms of its credit facilities. The new notes form a single series with Vidéotron’s existing US$335.0 million aggregate principal amount of 6 7/8% Senior Notes, except that they remain subject to certain transfer restrictions. The new notes were sold at a 5% premium to their face amount. This resulted in gross proceeds of approximately US$331.0 million (or approximately $397.0 million) before accrued interest, and an effective interest rate of 6.15%.

The net proceeds from the sale of the notes were used to repay in full Vidéotron’s term loan of approximately $318.1 million under its bank credit facilities and to declare and pay a dividend of $54.6 million to Quebecor Media Inc., Vidéotron’s parent company. The remainder of such net proceeds will be used for other general corporate purposes. Concurrently with this offering, Vidéotron has also amended the terms of its credit facilities to increase from $100.0 million to $450.0 million its revolving credit facility to increase its capacity to make future distributions to Quebecor Media and to extend maturity to 2009.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between GAAP in Canada and in the United States.

(a)	Consolidated statements of income for the three-month and nine-month periods ended September 30, 2004 and 2003

Three-month periods ended September 30

	2004	2003 (restated note 2(a))

Net income (loss) as reported in the consolidated
statements of income as per GAAP in Canada	$26.9	$(2.2)
Adjustments:
Development, pre-operating and start-up costs (i)	0.5	0.6
Pension and postretirement benefits (ii)	(0.1)	(0.2)
Change in fair value of and ineffective portion of
derivative instruments (iii)	25.3	(44.0)
Income taxes (iv)	(0.1)	0.4
Other	—	2.5

Net income (loss) as adjusted as per GAAP in
the United States (in Canadian dollars)	$52.5	$(42.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(a)	Consolidated statements of income for the three-month and nine-month periods ended September 30, 2004 and 2003 (continued)

Nine-month periods ended September 30

	2004	2003 (restated note 2(a))

Net income as reported in the consolidated
statements of income as per GAAP in Canada	$39.1	$26.0
Adjustments:
Development, pre-operating and start-up costs (i)	(0.5)	2.2
Pension and postretirement benefits (ii)	(0.4)	(0.7)
Change in fair value of and ineffective portion of
derivative instruments (iii)	15.0	(164.1)
Income taxes (iv)	(1.4)	2.1
Other	—	18.9

Net income (loss) as adjusted as per GAAP in
the United States (in Canadian dollars)	$51.8	$(115.6)

(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income (loss) as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2004 and 2003 are as follows:

Three-month periods ended September 30

	2004	2003 (restated note 2(a))

Net income (loss), as adjusted as per GAAP in
the United States (in Canadian dollars)	$52.5	$(42.9)
Translation adjustment	(0.1)	0.1
Pension and post-retirement benefits (ii)	0.3	—
Derivative instruments (iii)	(11.5)	0.6
Income taxes (iv)	(0.1)	(0.3)

Comprehensive income (loss) as per
GAAP in the United States	$41.1	$(42.5)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(b)	Comprehensive income (loss) (continued)

Nine-month periods ended September 30

	2004	2003 (restated note 2(a))

Net income (loss), as adjusted as per GAAP in
the United States (in Canadian dollars)	$51.8	$(115.6)
Translation adjustment	(0.1)	(1.0)
Pension and post-retirement benefits (ii)	0.3	$—
Derivative instruments (iii)	(10.2)	(17.4)
Income taxes (iv)	(0.3)	4.1

Comprehensive income (loss) as per
GAAP in the United States	$41.5	$(129.9)

The accumulated other comprehensive loss as at September 30, 2004 and December 31, 2003 are as follows:

	September 30, 2004	December 31, 2003

Translation adjustment	$(1.6)	$(1.5)
Pension and post-retirement benefits (ii)	(6.7)	(7.0)
Derivative instruments (iii)	(58.9)	(48.7)
Income taxes (iv)	2.0	2.3

Accumulated other comprehensive loss
at end of period	$(65.2)	$(54.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated Balance sheets:

	September 30, 2004		December 31, 2003

	Canada	United States	Canada	United States

Future income tax assets	$75.6	$76.2	$96.8	$97.8
Other assets	188.1	163.5	172.7	168.0
Goodwill	3,944.1	3,939.4	3,906.2	3,901.5
Current liabilities	(703.0)	(699.4)	(801.5)	(801.5)
Long-term debt	(2,494.9)	(2,467.2)	(2,696.8)	(2,676.1)
Other liabilities	(328.5)	(474.3)	(236.2)	(396.1)
Future income tax liabilities	(286.7)	(283.6)	(270.6)	(265.8)
Non-controlling interest	(190.2)	(189.3)	(201.8)	(200.6)
Contributed surplus	(3,220.4)	(3,374.1)	(3,220.6)	(3,374.3)
Deficit	2,578.7	2,808.0	2,597.8	2,839.7
Accumulated other
comprehensive loss	1.6	65.2	1.5	54.9

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specific criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated Balance Sheets (continued)

(ii)	The accounting requirements for pension and postretirement benefits under GAAP in Canada and the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada are different from GAAP in the United States as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses will be amortized over the estimated average remaining service life of employees.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extend an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholders’ equity.

(iii)	Effective January 1, 2001, the Company adopted statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated Balance Sheets (continued)

(iii)	The Company uses cross-currency interest rate swaps to enhance its ability to manage risk related to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered, or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

The Company holds derivative financial instruments, only some of which qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting are recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)	This adjustment represents the tax impact of the United States GAAP adjustments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Originally, the Company had designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. and its subsidiary, Vidéotron Telecom ltee, as “Unrestricted Subsidiaries”. The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

Following the privatization of Netgraphe Inc. in September 2004 and the repurchase of the redeemable preferred shares of Vidéotron Telecom ltee by the Company in December 2003, the Company decided to reassign Netgraphe Inc., 3662527 Canada Inc. and Vidéotron Telecom ltee as “Restricted Subsidiaries”. Accordingly, the Company reclassified the figures for the previous periods to reflect this change.

The gain on disposal of the Company’s investment in Microcell Telecommunications Inc. has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiary.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income for the three-month and nine-month period ended September 30, 2004 and 2003:

	Three-month periods ended September 30		Nine-month periods ended September 30

	2004	2003 (restated note 2a)	2004	2003 (restated note 2a)

Revenues	$577.8	$532.1	$1,730.3	$1,638.3

Cost of sales and selling and
administrative expenses	(408.5)	(397.8)	(1,238.8)	(1,207.1)

Operating income before undernoted items	169.3	134.3	491.5	431.2

Amortization	(53.3)	(54.0)	(161.8)	(162.7)
Financial expenses	(64.5)	(76.4)	(228.4)	(221.1)
Net gain on debt refinancing	—	—	—	7.5
Reserve for restructuring of operations	(2.2)	0.1	(2.2)	(0.4)

Income before income taxes	49.3	4.0	99.1	54.5
Income taxes	16.9	1.4	38.1	7.9

	32.4	2.6	61.0	46.6
Non-controlling interest	(5.3)	(4.4)	(22.4)	(21.9)

Income (loss) from continuing operations	27.1	(1.8)	38.6	24.7
Income from discontinued operations	—	—	—	3.4

Net income (loss)	$27.1	$(1.8)	$38.6	$28.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairement of assets and other charges and net gain on debt refinancing for the three-month and nine-month periods ended September 30, 2004 and 2003:

	Three-month periods ended September 30		Nine-month periods ended September 30

	2004	2003 (restated note 2a)	2004	2003 (restated note 2a)

Cable Television	$89.7	$65.7	$253.5	$200.3
Newspapers	51.0	50.4	155.6	159.1
Broadcasting	12.9	11.7	55.0	52.9
Leisure and Entertainment	10.5	4.8	14.6	8.7
Business Telecommunications	4.2	2.4	11.3	11.6
Internet/Portals	1.2	0.5	3.3	1.6

	169.5	135.5	493.3	434.2
General corporate expenses	(0.2)	(1.2)	(1.8)	(3.0)

	$169.3	$134.3	$491.5	$431.2

Condensed and consolidated balance sheets:

	September 30, 2004	December 31, 2003

Assets
Current assets	$620.0	$779.6
Property, plant and equipment	1,519.8	1,558.5
Other assets	272.6	280.2
Goodwill	3,941.3	3,906.2

	6,353.7	6,524.5

Liabilities
Current liabilities	689.8	781.6
Long-term debt	2,494.9	2,696.8
Other liabilities	615.2	506.8
Non-controlling interest	166.7	172.0

	3,966.6	4,157.2

Net investment in Restricted
Subsidiaries and the Company	$2,387.1	$2,367.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary

Condensed and consolidated statements of (loss) income for the three-month and nine-month periods ended September 30, 2004 and 2003:

	Three-month periods ended September 30		Nine-month periods ended September 30

	2004	2003	2004	2003

Revenues	$12.2	$9.8	$37.2	$33.4
Cost of sales and selling and
administrative expenses	(11.8)	(9.6)	(35.7)	(32.7)

Operating income before under-noted items	0.4	0.2	1.5	0.7

Amortization	(0.5)	(0.6)	(1.2)	(2.0)
Financial (expenses) revenues	(0.2)	0.1	0.4	0.4
Reserve for restructuring of operations,
impairment of assets and
other special charges	—	(0.2)	—	(1.0)
Gain on disposal of a portfolio investment	—	—	1.3	—

(Loss) income before income taxes	(0.3)	(0.5)	2.0	(1.9)
Income taxes	0.1	0.2	0.2	0.4

	(0.4)	(0.7)	1.8	(2.3)
Non-controlling interest	0.2	0.3	(0.2)	0.8

(Loss) income from continuing operations	(0.2)	(0.4)	1.6	(1.5)
Loss from discontinued operations	—	—	(1.1)	(0.6)

Net (loss) income	$(0.2)	$(0.4)	$0.5	$(2.1)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges and gain on disposal of a portfolio investment for the three-month and nine-month periods ended September 30, 2004 and 2003:

	Three-month periods ended September 30		Nine-month periods ended September 30

	2004	2003	2004	2003

Web Integration/Technology	$0.4	$0.2	$1.5	$0.7

Condensed and consolidated balance sheets:

	September 30, 2004	December 31, 2003

Assets
Current assets	$53.6	$71.5
Property, plant and equipment	3.1	4.4
Other assets	4.2	2.1
Goodwill	2.8	—

	$63.7	$78.0

Liabilities
Current liabilities	13.5	20.5
Non-controlling interest	23.5	29.8

	37.0	50.3

Net investment in Unrestricted Subsidiary	$26.7	$27.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
—————————————————
By:   Claudine Tremblay
         Senior Director, Corporate Services

Date:   November 22, 2004